Gorilla Technology Group Inc.
Meridien House,
42 Upper Berkeley Street
Marble Arch
London, United Kingdom W1H 5QJ

March 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Edwin Kim and Larry Spirgel

Re:	Gorilla Technology Group Inc.
Registration Statement on Form F-1
File No. 333-267838
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to and in accordance with Rule 461 under the Securities Act of 1933, as amended, Gorilla Technology Group Inc., a Cayman Islands corporation (the “Company”), respectfully requests that the effective date for the amendment to the registration statement referred to above be accelerated so that it will be declared effective at 10:30 a.m., Eastern Time, on March 30, 2023, or as soon thereafter as is practicable.

The Company hereby authorizes David A. Bartz, with the Company’s outside legal counsel, K&L Gates LLP, to orally modify or withdraw this request for acceleration.

The Company further requests that it be notified of such effectiveness by telephone call to David A. Bartz, with the law firm K&L Gates LLP, at (615) 780-6743.

Sincerely,

By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer